Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

PRICING SUPPLEMENT NO. 2011-MTNDD0717 DATED FEBRUARY 22, 2011

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 11, 2011 AND PROSPECTUS DATED FEBRUARY 11, 2011)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Tracker Notes

Based on the Citi Global Interest Rates Strategy USD Index

Due March 28, 2012

$1,000,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes will mature on March 28, 2012.

•	The notes bear interest at the rate of 0.05% per annum, payable quarterly and on the maturity date.

•	The notes will provide payment at maturity based upon the performance of the Citi Global Interest Rates Strategy USD Index (the “Index”).

•

The Index provides equal exposure to six rules-based interest rate strategies (which we refer to as the underlying strategies), which aim to notionally generate capital appreciation. Each underlying strategy will notionally enter into, value on a daily basis, and close out on a weekly basis swap and swaption transactions based on a pre-defined set of terms (which we refer to as the index conditions). Each underlying strategy is described under “The Citi Global Interest Rates Strategy USD Index and the Underlying Strategies” in this pricing supplement.

•

The Index was developed and is calculated and maintained by Citigroup Global Markets Limited (whom we refer to as the index sponsor) based on the terms set out in the index conditions. You can obtain the index conditions upon request. The index sponsor will publish the daily value of the Index on Bloomberg page “CGRSUSD <Index>”.

•

You will receive at maturity, for each $1,000,000 principal amount of notes you then hold, an amount in cash equal to the return amount. At maturity, you could receive an amount less than your initial investment in the notes and you could receive zero.

•	The return amount will equal to:

$1,000,000 x Final Index Value

                       Initial Index Value

where “initial index value” means the closing value of the Index at 4:30 p.m. London time on February 25, 2011, the first Friday following the pricing date and “final index value” means the closing value of the Index at 4:30 p.m. London time on March 23, 2012, the last Friday prior to the maturity date.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-2. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000,000.00	$25,000,000.00
Underwriting Fee	$0.00	$0.00
Proceeds to Citigroup Funding Inc.	$1,000,000.00	$25,000,000.00

Citigroup Global Markets Inc., an affiliate of Citigroup Funding, is the underwriter of the sale of the notes. It is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the Notes to purchasers on February 25, 2011 (three business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the payment at maturity will be based on the change in the closing value of the Index from the initial index value to the final index value, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Index and other events that are difficult to predict and beyond our control.

Risk Factors Relating to the Notes

Payment at Maturity May Be Less Than the Stated Principal Amount of Your Investment in the Index

If the final index value is less than the initial index value, the amount you receive at maturity for each note will be less than the stated principal amount of your investment in the notes and you may receive zero, resulting in a loss. This will be true even if the closing value of the Index exceeds its initial index value at one or more times during the term of the notes. Payment at maturity may be less than the stated principal amount of your investment in the notes, and, accordingly, you could lose your entire investment.

The Return on your Notes May Be Limited to the Interest Payable on the Notes at Maturity

The interest payable on the notes will equal 0.05% per annum, payable quarterly and on the maturity date. The amount of the maturity payment will depend on whether the final index value is greater than, equal to or less than the initial index value. If the final index value is less than or equal to the initial index value, the payment you receive at maturity will be less than or equal to the amount of your initial investment in the notes. In this case, your return on the notes will be limited to 0.05% per annum.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The interest payable on the notes will equal 0.05% per annum. As a result, if the final index value is less than or equal to the initial index value, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

Trading in Interest Rates Swap or Swaption Contracts Is Speculative and Can Be Extremely Volatile

Market prices of the underlying swap and swaption contracts may fluctuate rapidly based on numerous factors, including fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the value of the Index and, as a result, the value of the notes.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and any actual or anticipated changes to its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Index. We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the Index changes from its initial index value. However, changes in the value of the Index may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Index exceeds its initial index value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the Index will continue to fluctuate from that time to the final index value. If you choose to sell your notes when the value of the Index is below its initial index value, you will likely receive less than the amount you originally invested. Trading prices of the swap and swaption contracts underlying the Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the underlying swap and swaption contracts are traded. These factors are described in more detail in “—Trading in Interest Rate Swap and Swaption Contracts is Speculative and Can Be Extremely Volatile” above.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Suspension or Disruption of Swap or Swaption Trading May Adversely Affect the Value of the Notes. The swap and swaption markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in swap or swaption contracts, the participation of speculators and government and regulation and intervention, any of which could reduce the value of the notes. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the Index or the value of the Index itself.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the swap or swaption contracts underlying the Index or in other instruments, such as options, swaps or futures, based upon the Index or the swap or swaption contracts underlying the Index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the closing value of the Index, and potentially increase the initial index value, and, therefore, the value at which the Index must be above on the valuation date before you can receive at maturity a payment that exceeds the stated principal amount of the notes. This hedging activity during the term of the notes could also affect the value of the Index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Hypothetical and Actual Historical Performance of the Index Is Not an Indication of the Future Performance of the Index and the Underlying Strategies

The hypothetical and actual historical performance of the Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Index during the term of the notes. Changes in the value of the Index will affect the trading price of the notes, but it is impossible to predict whether the value of the Index will rise or fall.

You Will Not Have Any Rights with Respect to the Index or the Swap or Swaption Transactions Comprising the Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the Index or the swap or swaption transactions comprising the Index. The notes are debt securities issued by Citigroup Funding, not an interest in the Index or the swap or swaption transactions comprising the Index.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citigroup Global Markets Limited, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets Limited will determine the initial index value and the final index value and will calculate the amount of cash, if any, you will receive at maturity. Any of these determinations made by Citigroup Global Markets Limited, in its capacity as calculation agent, including with respect to the calculation of any value of the Index in the event of the unavailability, modification or discontinuance of the Index, may adversely affect the payment to you at maturity.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (“IRS”) with respect to the notes and no assurance can be given that the IRS will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. A prospective investor in the notes should consult his or her tax advisor as to the tax consequences of an investment in the notes.

Risk Factors Relating to the Index and the Underlying Strategies

There is No Assurance that the Index Will Reflect a Successful Investment Strategy

The Index and its methodology have been developed by the index sponsor. The Index gives notional exposure to a combination of rules-based interest rate trading strategies, namely the underlying strategies, by hypothetically entering into swap transactions and swaption transactions. There can be no assurance that the Index will reflect a successful investment strategy. Neither the Index nor the underlying strategies are designed to be representative of any market in relation to interest rates or a segment of any such market.

Prospective investors should note that the hypothetical or actual past performance of the Index or the underlying strategies or any similar index or trading strategy should not be used as a guide to the future performance of the Index or the underlying strategies, as applicable.

The Return on the Index May Be Lower than the Return on One or More of the Underlying Strategies.

Because the value of the Index will be based on the returns of the six underlying strategies comprising the Index, a significant increase in the value of one of the underlying strategies during the term of the notes may be substantially or entirely offset by a decrease in the value of the other underlying strategies during the term of the notes. This may cause your return on the notes, if any, to be less than the return on a similar instrument linked to one or more of the underlying strategies.

The Preset Methodology Will Not Be Altered During the Term of the Notes

According to the Index methodology, the trading indicators used by the underlying strategies and the terms of the swap and swaption transactions entered into by the underlying strategies are fixed and will not be altered during the terms of the notes. Any other economic factors, political events or other market developments will not be reflected in the computation of the preset methodology or in the calculation of the Index, except to the extent such factor, event or development impacts the trading indicators or the terms of the swap or swaption transaction. Therefore, it the value of the Index may be less than the value of an index that took new trading indicators or new terms of the swap or swaption transactions into account.

The Value of the Index May Be Subject to Currency Exchange Rate Risk

Because the value of the Index is denominated and calculated in U.S. dollars and the value of some of the swap and swaption contracts comprising the Index may be denominated and calculated in a currency other than U.S. dollars, the value of the Index may be exposed to currency exchange risk. Your net exposure to this risk will depend on the extent to which these foreign currencies strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against these other currencies, the value of the swap and swaption contracts comprising the index may be adversely affected and a result the value of the Index may decline.

You Will Have No Rights Against Any Publisher of the Index or Any Counterparty of the Swap or Swaption Contracts Comprising the Index

You will have no rights against any publisher of the Index or any counterparty of the swap or swaption contracts comprising the Index, even though the amount you receive at maturity will depend on the value of the Index during the term of the notes and will be based on the percentage change of the Index. By investing in the notes you will not acquire any interest rate index and you will not enter into any swap or swaption transaction. The publisher of the Index and the counterparties of the swap and swaption contract comprising the Index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 14, 2011 on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on February 14, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

General

The Tracker Notes Based upon the Citi Global Interest Rates Strategy USD Index Due March 28, 2012 (the “Notes”) are index-linked notes issued by Citigroup Funding Inc. that have a maturity of approximately thirteen months. The Notes bear interest at the rate of 0.05% per annum, payable quarterly and on the maturity date.

The Notes will provide payment at maturity, if any, based upon the performance of the Citi Global Interest Rates Strategy USD Index (the “Index”). The Index provides equal exposure to six rules-based interest rate strategies—the EU Macro Strategy, the US Macro Strategy, the EU Curve Strategy, the US Curve Strategy, the EU-US Cross Markets Strategy and the EU-GB Cross Markets Strategy (the “Underlying Strategies”)—that aim to notionally generate capital appreciation. Each Underlying Strategy will notionally enter into, value on a daily basis, and close out on a weekly basis swap and swaption transactions based on a pre-defined set of terms (the “Index Conditions”). Each Underlying Strategy is described under “The Citi Global Interest Rates Strategy USD Index and the Underlying Strategies” in this pricing supplement.

The Index was established on June 29, 2007 and back calculated from August 22, 1997. The Index was developed and is calculated and maintained by Citigroup Global Markets Limited (the “Index Sponsor”). The Index Sponsor will make all the determinations and calculations based on terms set out in the Index Conditions. The holders of the Notes may request a copy of the Index Conditions, at no cost, by writing or telephoning or emailing Citigroup at: Citi Rates Structuring, 212-723-6136, US.rate.structuring@citi.com. The Index Sponsor will publish the daily value of the Index on Bloomberg page “CGRSUSD <Index>”.

Any payment you receive at maturity on the Notes will depend on the change in the closing value of the Index during the term of the Notes. If the Final Index Value is greater than the Initial Index Value, at maturity you will receive for each Note you then hold Return Amount equal to the product of (i) $1,000,000 and (ii) the Final Index Value divided by the Initial Index Value. If the Final Index Value is less than the Initial Index Value, the Return Amount will be less than the stated principal amount of your investment in the Notes.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $25,000,000 (25 Notes). The Notes will mature on March 28, 2012, will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment in the Notes at maturity is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes will bear interest at the rate of 0.05% per annum. We will pay interest quarterly and on the maturity date.

Payment at Maturity

The Notes will mature on March 28, 2012. At maturity, you will receive for each Note a payment at maturity equal to the Return Amount.

The Index Return Amount depends on the Final Index Value and will equal:

$1,000,000 x Final Index Value

                      Initial Index Value

The “Initial Index Value” will be the closing value of the Index at 4:30 p.m. London time on February 25, 2011, the first Friday following the Pricing Date.

The “Final Index Value” will be the closing value of the Index at 4:30 p.m. London time on March 23, 2012, the last Friday prior to the maturity date.

The “Pricing Date” means February 22, 2011, the date on which the Notes are priced for initial sale to the public.

If the closing value of the Index on any Index Business Day is not reported because of a Market Disruption Event or otherwise, the value of the Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the values of the Index obtained from as many dealers in the Index (which may include Citigroup Global Markets or any of our affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of the Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An Index Business Day means a day, as determined by the Calculation Agent, on which the Index or any successor index is calculated and published and on which the swap or swaption contracts comprising more than 80% of the Index are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A Market Disruption Event means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) swap or swaption contracts which then comprise 20% or more of the value of the Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Index or any successor index or (c) any options or futures contracts relating to swap or swaption contracts which then comprise 20% or more of the value of the Index or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a swap or swaption contract included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that swap or swaption contract to the value of the Index will be based on a comparison of the portion of the value of the Index attributable to that swap or swaption contract relative to the overall value of the Index, in each case immediately before that suspension or limitation.

Discontinuance of the Index

If the Index Sponsor discontinues publication of the value of the Index, but such value is calculated and published as described in this pricing supplement by another entity (a “successor Index publisher”), then the value of the Index will be determined by reference to such value published by the successor Index publisher.

If the Index Sponsor discontinues publication of the value of the Index and if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index, then the value of the Index will be determined by reference to the value of that index, which we refer to as a “successor index.” Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes.

If the Index Sponsor discontinues publication of the Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Index, the value to be substituted for the Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the Index prior to any such discontinuance. If the Index Sponsor discontinues publication of the Index while the Notes are outstanding and prior to the Valuation Date, and the Calculation Agent determines that no successor index is available at that time, then on each Index Business

Day until the earlier to occur of (a) the determination of the maturity payment amount, or (b) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in determining the value of the Index as described in the preceding paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect any trading in the Notes.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the Index as described above, the successor index or value will be substituted for the Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the market value of the Notes, if any. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, your broker and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Index or a successor Index is changed in any material respect, or if the Index or a successor Index is in any other way modified so that the value of the Index or the successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that Index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock Index comparable to the Index or the successor Index as if the changes or modifications had not been made, and calculate the value of the Index with reference to the Index or the successor Index. Accordingly, if the method of calculating the Index or the successor Index is modified so that the value of the Index or the successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that Index in order to arrive at a value of the Index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Notes, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the payment at maturity, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 1.25% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0LS6.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets Limited, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets Limited is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

THE CITI GLOBAL INTEREST RATES STRATEGY USD INDEX

AND THE UNDERLYING STRATEGIES

Description of the Index

The Citi Global Interest Rates Strategy USD Index (the “Index”) provides equal exposure to six rules-based interest rate strategies—the EU Macro Strategy, the US Macro Strategy, the EU Curve Strategy, the US Curve Strategy, the EU-US Cross Markets Strategy and the EU-GB Cross Markets Strategy (the “Underlying Strategies”)—that aim to notionally generate capital appreciation. Each Underlying Strategy will notionally enter into, value on a daily basis, and close out on a weekly basis swap and swaption transactions based on a pre-defined set of terms (the “Index Conditions”).

Daily Calculation and Weekly Rebalance of the Index

The value of the Index is calculated on each Index Business Day. If the Index Business Day is an Index Rebalancing Day, the Index is calculated by adding the Aggregate Weekly Profit or Loss Amount in respect of each Underlying Strategy for that week to the value of the Index in respect of the Index Rebalancing Day in respect of the immediately preceding Calculation Week (or, if none, the Pricing Date). If the Index Business Day is not an Index Rebalancing Day, the Index is calculated by adding the Cumulative Profit or Loss Amount on such Index Business Day to the value of the Index in respect of the immediately preceding Index Rebalancing Day (or, if none, the Pricing Date).

The Aggregate Weekly Profit or Loss Amount in respect of each Underlying Strategy is calculated each week by hypothetically investing a pro rata portion of the Capital At Risk in respect of such week in swap and swaption transactions (if any) in accordance with the relevant Underlying Strategy, as described below. The calculation of the Aggregate Weekly Profit or Loss Amount in respect of each Underlying Strategy takes into account the deduction of the relevant hedging costs. A full description of the hedging costs associated with each Underlying Strategy can be found in the Index Conditions.

The Cumulative Profit or Loss Amount in respect of an Index Business Day (other than an Index Rebalancing Day) is calculated by hypothetically valuing on such day the swap and swaption transactions comprised in each Underlying Strategy.

The Capital at Risk in respect of a Calculation Week is the closing value of the Index on the Index Rebalancing Day in respect of the immediately preceding Calculation Week (or, if none, the Pricing Date). The Capital At Risk on the date of inception of the Index was USD 100.

Description of the Underlying Strategies

The Underlying Strategies are rules-based and are set out more fully in the Index Conditions. The Underlying Strategies are equally weighted in the Index according to the percentages below:

EU Macro Strategy

The EU Macro Strategy is a rules-based notional trading strategy that aims to make a profit by predicting if the 2 year EURIBOR swap rate will be move up or down during a Calculation Week. On the basis of a combination of two Trading Indicators, the Index Sponsor determines whether the trading state is Strong Bearish, Fair Bearish, Weak Bearish, Weak Bullish, Fair Bullish or Strong Bullish (collectively, the “Trading States”). Depending on the selected Trading State, the EU Macro Strategy notionally invests the Capital At Risk for the EU Macro Strategy in certain specified EUR swap and swaption transactions at the start of a Calculation Week, values these transactions on each Index Business Day (other than the Index Rebalancing Day) during such Calculation Week and then closes out these transactions at the end of such Calculation Week. The EU Macro Strategy employs macroeconomic trading models, which are based on the observation and analysis of published indices such as the Non-Farm Payroll Number and the IFO Index.

If the Trading Indicators predict that the two year EURIBOR swap rates will fall or rise, the EU Macro Strategy will enter into a swap transaction with such terms that the mark-to-market value of this swap would increase as 2 year EURIBOR swap rates fall or rise, as applicable. Depending on the strength of the signals received by the Trading Indicators, the leverage of the notional used in the correspondent swap transaction will vary. The stronger the signal, the higher the leverage used, and vice-versa. At the same time, the EU Macro Strategy will enter into a swaption transaction in order to decrease the risk that the prediction had been incorrect. A full description of the notional trades and the different Trading Indicators and Trading States can be found in the Index Conditions.

US Macro Strategy

The US Macro Strategy is a rules-based notional trading strategy that aims to make a profit by predicting if the 2 year US LIBOR swap rate will move up or down during a Calculation Week. The US Macro Strategy is based on US macroeconomic data. The main assumption of the US Macro Strategy is that the direction of the US LIBOR swap rates movement is highly influenced by the performance of two US economic indicators: the Non-Farm Payroll Number and the ISM Manufacturing Index. The US Macro Strategy notionally invests the Capital At Risk for the US Macro Strategy in certain specified USD swap transactions at the start of a Calculation Week, values these transactions on each Index Business Day (other than the Index Rebalancing Day) during such Calculation Week and then closes out these transactions at the end of such Calculation Week.

If the Trading Indicators predict that the 2 year USD LIBOR swap rates will fall or rise, the US Macro Strategy will notionally enter into a swap transaction with such terms that the mark-to-market value of the swap would increase as 2 year USD LIBOR swap rates fall or rise, as applicable. Depending on the strength of the signals received by the indicators, the leverage of the notional used in the correspondent swap transaction would vary. The stronger the signal, the higher the leverage used, and vice-versa. A full description of the notional trades and the different Trading Indicators and Trading States can be found in the Index Conditions.

EU Curve Strategy

The EU Curve Strategy is a rules-based notional trading strategy that aims to make a profit by predicting if the EURIBOR swap yield curve will steepen or flatten during a Calculation Week. The EU Curve Strategy notionally invests the Capital At Risk for the EU Curve Strategy in certain specified EUR swap and swaption transactions at the start of a Calculation Week, values these transactions on each Index Business Day (other than the Index Rebalancing Day) during such Calculation Week and then closes out these transactions at the end of such Calculation Week.

If the Trading Indicators predict that the EUR Yield Curve will steepen or flatten, the EU Curve Strategy will notionally enter into two swap transactions, a EUR short term swap transaction and a EUR long term swap transaction with such terms that the aggregate mark-to-market value of the two swaps would increase as the EUR Yield Curve steepens or flattens, as applicable, or otherwise decrease. At the same time, the EU Curve Strategy will enter into two swaption transactions in order to decrease the risk of the correspondent swaps transactions had the prediction been incorrect. A full description of the notional trades and the different Trading Indicators and Trading States can be found in the Index Conditions.

US Curve Strategy

The US Curve Strategy is a rules-based notional trading strategy that aims to make a profit by predicting if the US LIBOR swap yield curve will steepen or flatten during a Calculation Week. Depending on the Trading Indicator the Index Sponsor determines one of four potential Trading States. Depending on the selected Trading State, the US Curve Strategy notionally invests the Capital At Risk for the US Curve Strategy in certain specified USD swap transactions at the start of a Calculation Week, values these transactions on each Index Business Day (other than the Index Rebalancing Day) during such Calculation Week and then closes out these transactions at the end of such Calculation Week.

If the Trading Indicators predict that the USD Yield Curve will steepen or flatten, the US Curve Strategy will notionally enter into two swap transactions, a USD short term swap transaction and a USD long term swap transaction with such terms that the aggregate mark-to-market value of the two swaps would increase as the USD Yield Curve steepens or flattens, as applicable or otherwise decrease. A full description of the notional trades and the different Trading Indicators and Trading States can be found in the Index Conditions.

EU-US Cross Markets Strategy

The EU-US Cross Markets Strategy is a rules-based notional trading strategy that aims to make a profit by predicting during a Calculation Week if the spread between the 2 year USD LIBOR swap rate and the 2 years EURIBOR swap rate will widen or tighten. The EU-US Cross Markets Strategy aims to identify trends in the widening and narrowing of the 2 year EURIBOR swap rate spread and the 2 year USD LIBOR swap rate spread and to notionally execute trades that will generate positive returns if the trend persists. The EU-US Cross Markets Strategy notionally invests the Capital At Risk for the EU-US Cross Markets Strategy in certain specified swap and swaption transactions in both EUR and USD at the start of a Calculation Week, values these transactions on each Index Business Day (other than the Index Rebalancing Day) during such Calculation Week and then closes out these transactions at the end of such Calculation Week.

If the Trading State predicts that the 2 year EURIBOR swap rate spread and the 2 year USD LIBOR swap rate spread will widen or tighten, the EU-US Curve Strategy will notionally enter in two swap transactions one in USD and one in EUR with such terms that the aggregate mark-to-market value of the swaps would increase as the 2 year EURIBOR swap rate spread and the 2 year USD LIBOR swap rate spread widens or tightens, as applicable. At the same time, the EU-US Cross Markets Strategy will notionally enter in a swaption transaction in order to decrease the risk associated with the correspondent swap had the prediction been incorrect. A full description of the notional trades and the different Trading States can be found in the Index Conditions.

EU-GB Cross Markets Strategy

The EU-GB Cross Markets Strategy is a rules-based notional trading strategy that aims to make a profit by predicting on a weekly basis if the spread between the 5 year GBP LIBOR swap rate 2 years forward starting and the 5 year EURIBOR swap rate 2 years forward starting will widen. The EU-GB Cross Markets Strategy notionally invests the Capital At Risk for the EU-GB Cross Markets Strategy in certain specified swap and swaption transactions in both EUR and GBP at the start of a Calculation Week, values these transactions on each Index Business Day (other than the Index Rebalancing Day) during such Calculation Week and then closes out these transactions at the end of such Calculation Week.

If the Trading State predicts that the spread between the 5 year GBP LIBOR swap rate 2 year forward starting and the 5 year EURIBOR swap rate 2 years forward starting will widen, the EU-GB Cross Markets Strategy will notionally enter into two swap transactions one in GBP and one in EUR on such terms that the aggregate mark-to-market value of the swaps would increase as the spread widens. At the same time, the EU-GB Cross Markets Strategy will enter into two swaption transactions in order to decrease the risk associated with the correspondent swaps had the prediction been incorrect. The EU-GB Cross Markets Strategy will notionally execute a trade only if the spread is expected to widen. A full description of the notional trades and the different Trading States can be found in the Index Conditions.

Hypothetical and Actual Historical Information. The following table sets forth the hypothetical and actual historical high low closing values of the Index from September 1, 1997 through February 22, 2011. The graph below sets forth the hypothetical and actual historical closing values of the Index on each Index Business Day commencing on August 22, 1997 and ending on February 16, 2011. The Index was established on June 29, 2007 and back calculated from August 22, 1997 as if the Index had been created with an initial value of 100 on August 22, 1997. The hypothetical historical closing values set forth below have not been reviewed or verified by the Index Sponsor.

Actual historical results of the Underlying Strategies were used to calculate the hypothetical historical closing values of the Index. However, neither the hypothetical historical closing values nor the actual historical closing values of the Index are indicative of the future performance of the Index. Any hypothetical or actual historical upward or downward trend in the value of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
1997
Quarter
Fourth	103.44	100.14
1998
Quarter
First	101.79	99.08
Second	99.67	97.33
Third	105.61	98.75
Fourth	110.81	104.44
1999
Quarter
First	109.68	104.91
Second	119.14	109.68
Third	120.33	116.26
Fourth	120.76	116.26
2000
Quarter
First	120.5	116.49
Second	124.06	117.54
Third	124.3	122.35
Fourth	130.1	123.66
2001
Quarter
First	140.29	129.38
Second	147.73	139.15
Third	169.46	144.98
Fourth	178.59	168.85
2002
Quarter
First	178.54	171.70
Second	181.58	171.70
Third	199.41	181.58
Fourth	202.91	194.97
2003
Quarter
First	209.63	202.66
Second	218.02	205.08
Third	220.70	216.72
Fourth	221.16	218.05
2004
Quarter
First	221.6	217.94
Second	238.32	219.41
Third	235.17	227.23

	High	Low

Fourth	239.43	225.17
2005
Quarter
First	251.62	239.02
Second	251.70	246.84
Third	261.17	251.60
Fourth	272.62	261.17
2006
Quarter
First	275.81	270.53
Second	275.81	271.78
Third	278.18	269.75
Fourth	281.15	277.43
2007
Quarter
First	282.91	277.66
Second	286.18	281.98
Third	284.86	279.30
Fourth	295.86	276.24
2008
Quarter
First	345.09	294.79
Second	350.56	325.03
Third	349.22	332.54
Fourth	358.12	340.87
2009
Quarter
First	377.23	353.96
Second	402.33	363.26
Third	406.87	390.69
Fourth	399.27	387.52
2010
Quarter
First	403.69	389.18
Second	409.89	386.66
Third	393.12	378.07
Fourth	392.95	380.31
2011
Quarter
First (through February 22)	394.2	384.01

On February 22, 2011, the closing value of the Index was 392.76.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to a beneficial owner of the Notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not a U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

For U.S. federal income tax purposes, Citigroup Funding Inc. intends to treat the Notes as a cash-settled variable forward contract on the value of the Index at maturity, under which an amount equal to the purchase price of the Notes is treated as a cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. The summary below assumes such treatment, except otherwise stated. A holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Upon the sale or other taxable disposition of a Note, a holder who is a U.S. person generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition. Although there is no authority addressing the treatment of forward contracts on interest rates or interest-rate derivatives, Citigroup Funding Inc. believes that under the above characterization at maturity a holder who is a U.S. person should recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding Inc. and the holder’s tax basis in the Notes at that time. Such gain or loss generally will be long-term gain or loss if the holder has held the Notes for more than one year at maturity. The Internal Revenue Service (IRS) could take a different view, however, and the capital gain or loss at maturity could be characterized as ordinary income or loss, and a holder who is a U.S. person could be required to accrue income on the Notes on a current basis. A prospective investor in the Notes should consult his or her tax advisor as to the character and timing of income on the Notes. The amount denominated as interest will be included in the income of a U.S. Holder as interest at the time that such interest is accrued or received in accordance with the U.S. Holder’s method of accounting.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not entirely clear whether the Notes would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the Notes are the character and timing of income or loss. A prospective investor in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

Backup Withholding and Information Reporting

A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $25,000,000 principal amount of the Notes (25 Notes) for $1,000,000.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term, Series D

Tracker Notes

Based Upon the Citi Global Interest Rates Strategy USD Index

Due March 28, 2012

($1,000,000 per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

February 22, 2011

(Including Prospectus Supplement

Dated February 11, 2011 and

Prospectus Dated February 11, 2011)